SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DMI FURNITURE, INC.

(Name of Subject Company)

DMI FURNITURE, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.10 per Share, and associated options

(Title and Class of Securities)

2332230 10 1

(CUSIP Number of Class of Securities)

Phillip J. Keller

DMI FURNITURE, INC.

One Oxmoor Place

Suite 205, 101 Bullitt Lane

Louisville, Kentucky 40222

(502) 426-4351

(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

With a copy to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502) 589-5400

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer by Churchill Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel” or “Parent”), to purchase all of the Shares (as defined below) of DMI Furniture, Inc., a Delaware corporation (“DMI” or the “Company”).

Item 1.     Subject Company Information

The name, address and telephone number of the principal executive offices of the Company are DMI Furniture, Inc., One Oxmoor Place, 101 Bullitt Lane, Suite 205, Louisville, Kentucky 40222 and (502) 426-4351, respectively. This Schedule 14D-9 relates to shares of the Company’s Common Stock, $0.10 par value (the “Shares”). As of August 12, 2003, there were 4,298,786 Shares issued and outstanding. In addition, options covering a total of 811,101 Shares were outstanding as of that date.

Item 2.    Identity and Background of Filing Person

Name and Address

The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Purchaser to purchase all of the outstanding Shares at a price of $3.30 per share, net to the selling stockholders in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”) copies of which are filed as Exhibits (a)(2) and (a)(1) hereto, respectively, and incorporated herein by reference.

The Offer is further described in a Tender Offer Statement on Schedule TO dated August 20, 2003 (the “Schedule TO”) which was filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2003, and is available on the SEC’s Web site, http://www.sec.gov.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 12, 2003 (the “Merger Agreement”), among Flexsteel, the Purchaser and the Company. The Merger Agreement provides that the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Flexsteel. Pursuant to the Merger, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Company or Flexsteel or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive $3.30 or any greater per Share price paid in the Offer in cash, without interest (the “Merger Consideration”). The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto, is summarized in the Offer to Purchase and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the Purchaser is located at 3400 Jackson Street, Dubuque, Iowa 52004-0877. Information contained in this Schedule 14D-9, or incorporated herein by reference concerning Flexsteel, the Purchaser or their respective officers, directors, representatives or affiliates, or actions or events with respect to them, was provided by Flexsteel or the Purchaser, and DMI takes no responsibility for such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Except as described herein, or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser or Parent or any of their respective executive officers, directors or affiliates.

Merger Agreement

The Merger Agreement is summarized in Section 11 of the Offer to Purchase, which is filed as Exhibit (a)(1) and is incorporated by reference herein. The Merger Agreement is filed as Exhibit (e)(1). The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Tender and Voting Agreements

As a condition to entering into the Merger Agreement and making the Offer, the Purchaser has required that each of Donald D. Dreher, Joseph G. Hill, Foster Holdings, Inc. and LBR&M Associates, L.P. (the “Key Stockholders”) enter into a Tender and Voting Agreement (the “Tender and Voting Agreements”). David M. Martin, a director of the Company, is President of Foster Holdings and General Partner of LBR&M Associates. As of August 12, 2003, the Key Stockholders owned 409,193 Shares representing 9.5% of the Shares then outstanding and 8.0% of the outstanding Shares on a fully diluted basis. The Tendering Stockholders also hold options to acquire 497,101 Shares. Pursuant to the Tender and Voting Agreements, each Key Stockholder has agreed, among other things to tender and not withdraw, pursuant to and in accordance with the terms of the Offer, all of the Shares owned by such Key Stockholder. The form of Voting and Tender Agreement entered into by the Key Stockholders is summarized in Section 11 of the Offer to Purchase, which is filed as Exhibit (a)(1) and is incorporated by reference herein. A form of the Tender and Voting Agreement is filed as Exhibit (e)(2). The preceding summary of the Tender and Voting Agreements is qualified in its entirety by reference to the form of the Tender and Voting Agreement, which is incorporated herein by reference.

Confidentiality Agreements

The Company is a party to the Confidentiality Agreement, dated as of December 5, 2002, between the Company and Flexsteel and the Mutual Confidentiality Agreement, dated as of May 14, 2003, between the Company and Flexsteel (the “Mutual Confidentiality Agreement”). The confidentiality agreements are summarized in Section 11 of the Offer to Purchase, which is filed as Exhibit (a)(1) and is incorporated by reference herein. The confidentiality agreements are filed as Exhibits (e)(3) and Exhibits (e)(4). The foregoing summary of the confidentiality agreements is qualified in its entirety by reference to such confidentiality agreements, which are incorporated by reference herein.

Benefits Matters

Agreements.    Certain agreements, arrangements and understandings and actual or potential conflicts of interest among DMI and its executive officers, directors and affiliates are described under the headings “Executive Compensation—Employment Agreements”, “—Severance Agreements” and “—Compensation of Directors” in the Information Statement dated August 20, 2003 included as Annex A to this Schedule 14D-9. That discussion is incorporated herein by reference.

The Merger Agreement provides that, as of the Effective Time, the Surviving Corporation will assume the Amendments to Employment Agreements and Officer Severance Agreements, dated as of May 19, 1988, between the Company and Donald D. Dreher and Joseph G. Hill in accordance with the terms of such agreements.

Stock Options.    The Company’s 1993 Long Term Incentive Stock Plan for Employees (the “1993 Plan”), Nonemployee Directors Stock Program, and 1998 Stock Option Plan for Directors all provide that upon a change of control each option outstanding becomes immediately exercisable. Under the terms of the three option plans, all previously unexercisable options became fully exercisable upon the public announcement of the signing of the Merger Agreement.

The Merger Agreement provides that the Company will take all necessary actions before the Effective Time so that each unexpired and unexercised stock option under the 1993 Plan, DMI Furniture, Inc. 1998 Stock Plan for Independent Directors, or the DMI Furniture, Inc. Nonemployee Directors Stock Option Program (the “Options”), will be assumed by Flexsteel in accordance with the existing terms of the Options and the applicable option plans as of the Effective Time. At the Effective Time, each Option assumed by Flexsteel will be automatically converted into an option (the “New Flexsteel Option”) to purchase common stock, par value $1.00 per share, of Flexsteel (the “Flexsteel Common Shares”). The number of Flexsteel Common Shares subject to such New Flexsteel Option will be determined by multiplying the number of Shares subject to such Option immediately before the Effective Time by the Option Exchange Ratio (as defined below), and rounding any fractional share up to the nearest whole share (except as otherwise required by law). The per share exercise price of such New Flexsteel Option will be determined by dividing the exercise price per share specified in the assumed Option by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent (except as otherwise required by law). New Flexsteel Options will otherwise be subject to the same terms and conditions as the assumed Option. The “Option Exchange Ratio” means the Offer Price divided by the average of the closing prices per Flexsteel Common Share as reported in The Wall Street Journal for each of the ten consecutive trading days in the period ending (and inclusive of) the date that is five trading days prior to the Effective Time.

Messrs. Dreher and Hill each hold options that will not be assumed by Flexsteel. To the extent that any such option remains unexercised as of the Effective Time, it will continue in effect until it is exercised or expires in accordance with its terms.

Director Deferral Plan.    The DMI Furniture, Inc. Stock Compensation and Deferral Plan for Outside Directors (the “Director Deferral Plan”), provides that DMI’s directors receive one-third of their monthly retainer fees for each fiscal year, or $6,000 per year, in DMI shares, based on the closing price for DMI shares on the last trading day of the fiscal year. The Merger Agreement provides that the Company will take all necessary actions before the Effective Time so that at the Effective Time, (i) all amounts credited to any participant under the Director Deferral Plan will be paid in cash to the participant, (ii) all liabilities under the Director Deferral Plan will be extinguished, and (iii) the Director Deferral Plan will be terminated and made of no further force or effect.

Employee Benefits.    Pursuant to the Merger Agreement, Flexsteel has agreed that during the period commencing at the Effective Time and ending on the date one year after the Effective Time, the employees of the Company or any of its subsidiaries, other than those covered by any applicable collective bargaining agreement, immediately before the Effective Time (the “Company Employees”) will continue to be provided with salary and benefits under employee benefit plans (other than defined benefit pension plans, plans providing for retiree medical benefits, incentive pay plans, plans that provide equity-based compensation and plans that provide for payments or benefits upon a change in control) that are not substantially less favorable in the aggregate than the benefits provided by the Company and any of its subsidiaries to Company Employees immediately before the Effective Time. The salaries and benefits of Company Employees covered by a collective bargaining agreement will be provided in accordance with the applicable collective bargaining agreement.

For purposes of all employee benefit plans, programs and agreements maintained by or contributed to by Flexsteel and its subsidiaries (including, after the Effective Time, the Surviving Corporation), Flexsteel will, or will cause its subsidiaries to cause each such plan, program or arrangement to credit the service of any Company Employee with the Company or its subsidiaries immediately before the Effective Time (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company or its affiliates prior to the Effective Time) as service rendered to Flexsteel or its subsidiaries, as the case may be, for all purposes, other than for benefit accrual purposes under any defined benefit plan or to the extent there would result a duplication of benefits. Company Employees will also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Effective Time occurs, to the extent that, following the Effective Time, they participate in any other plan for which deductibles or co-payments are required. Flexsteel will also cause each Parent Plan (as defined below) to waive any preexisting condition that was waived under the terms of any employee benefit plan immediately before the Effective Time or waiting period limitation that would otherwise be applicable to a Company Employee at or after the Effective Time. For purposes of the Merger Agreement, a “Parent Plan” means such employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or other employee benefit or fringe benefit program, that may be in effect generally for employees of Company and its subsidiaries from time to time. The extent to which the preceding provisions apply to employees covered by a collective bargaining agreement will be determined by the terms of the collective bargaining agreement.

Indemnification/Exculpation.    Article Ninth of the Company’s Restated Certificate of Incorporation (“Article Ninth”) provides that, to the extent permitted under Delaware corporate law as the same exists or may be amended, no Company director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. A copy of Article Ninth is filed as Exhibit(e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Section 7 of the Company’s Amended and Restated By-Laws (“Section 7”) provides for mandatory indemnification of each person who may be indemnified by the Company pursuant to the applicable provisions of the DGCL, which includes the directors and officers of the Company, to the fullest extent permitted by law. Section 7 further provides that, to the extent not prohibited by the DGCL, the no person entitled to indemnification under Section 7 shall be liable to the Company except for his own individual willful misconduct or actions taken in bad faith. A copy of Section 7 is filed as Exhibit(e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides that the certificate of incorporation and the by-laws of the Surviving Corporation must contain provisions no less favorable with respect to indemnification and elimination of liability than are set forth in the certificate of incorporation and the by-laws of the Company and that these provisions may not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights of individuals, who were directors, officers, employees or agents of the Company at or prior to the Effective Time, unless such modification is required by law.

The Merger Agreement also provides that, for a period of six years after the Effective Time, Flexsteel and Surviving Corporation will, jointly and severally, indemnify, defend and hold harmless each person who is currently, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (each an “Indemnified Party”) against all expenses (including reasonable attorneys’ fees), judgments, and amounts paid in settlement actually and reasonably incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation by reason of the fact that the Indemnified Party is or was a director or officer of the Company or any of its subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time including, without limitation, any claim arising out of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time. Flexsteel and the Surviving Corporation are not required to indemnify any Indemnified Party if it is determined that the Indemnified Party acted in bad faith or not in a manner such party believed to be in or not opposed to the best interests of the Company. Flexsteel and the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom such advances are made provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. These indemnification obligations will not be deemed to grant any right to any Indemnified Party which is not permitted under Delaware law and no Indemnified Party will be entitled to indemnification in connection with any claim initiated by the Indemnified Party.

The Merger Agreement further provides that, Flexsteel will maintain in effect, during the three-year period commencing as of the Effective Time, a policy of directors’ and officers’ liability insurance for the benefit of each of the Indemnified Parties providing coverage and containing terms no less advantageous to the Indemnified Parties than the coverage and terms of the Company’s existing policy of directors’ and officers’ liability insurance. Flexsteel is not, however, required to pay a per annum premium in excess of 150% of the per annum premium that the Company currently pays for its existing policy of directors’ and officers’ liability insurance (provided that, (i) if the premium required to be paid by Flexsteel for such policy would exceed such 150% amount, then the coverage of such policy shall be reduced to the maximum amount of coverage, if any, that may be obtained for a per annum premium in such 150% amount, and (ii)if no such policy can be obtained for such 150% amount, Flexsteel shall be relieved of its obligations to the extent such policy is unavailable). Prior to the Effective Time, the Company, with the consent of Flexsteel, may purchase insurance for such three-year period on a prepaid non-cancelable basis, so long as the premium for such three-year period is not in excess of 200% of the per annum premium that the Company currently pays for its existing policy of directors’ and officers’ liability insurance, in which case Flexsteel shall have no obligation to maintain such insurance.

Item 4.    The Solicitation or Recommendation

Recent Developments

In its public statements following the release of its earnings for the third fiscal quarter conference call, the Company stated that it could not predict when order levels would pick up and expected the operating environment in the fourth fiscal quarter to continue to be difficult. In addition to the current soft market for residential and commercial furniture, the shipment levels in fourth quarter of fiscal 2002 were the highest in the Company’s history. Accordingly, the Company continues to expect a significant decline in revenue for the fourth quarter of fiscal 2003 as compared to the fourth quarter of fiscal 2002.

The Company’s fourth fiscal quarter will not end until August 30, 2003, and it has not historically been the Company’s practice to estimate future financial results. Events that affect the day-to-day timing of when importing revenue is recognized and other factors make it difficult to accurately predict revenue as of a specific future date. The Company currently estimates that revenue for the fourth quarter of fiscal 2003 will be down from between 7% to 15% from the comparable period from a year ago.

Recommendation

At a special meeting held on August 12, 2003, a special committee of the Board of Directors of DMI (the “Special Committee”) unanimously (a) determined that the Offer and the Merger are fair to, and in the best interests of, DMI and its stockholders, (b) recommended that the Board of Directors of DMI approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger,), and (c) recommended that DMI’s stockholders tender their Shares pursuant to the Offer. The Board then accepted the Special Committee’s recommendation and unanimously (a) determined that the Offer and the Merger are fair to, and in the best interests of, DMI and its stockholders, (b) approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger,), and (c) recommended that DMI’s stockholders tender their Shares pursuant to the Offer.

The Board of Directors of DMI unanimously recommends that DMI stockholders tender their Shares pursuant to the Offer.

Background

Although DMI has been consistently profitable since 1987, the Board of Directors has recognized that DMI’s small size relative to other public furniture companies is a disadvantage in attracting the sustained investor interest needed for an active trading market in its shares. Accordingly, the Board has periodically considered DMI’s strategic alternatives to improve the return to its shareholders. Members of DMI’s management have informally contacted representatives of other furniture companies from time to time to inquire about pursuing a possible transaction with DMI. None of these overtures in the past generated serious interest from the parties contacted.

During the past five years, the Board has implemented a strategic plan to increase DMI’s revenues and earnings, with the goal of increasing the return to stockholders through a higher stock price or attracting the interest from a strategic buyer in the furniture industry. As part of the plan, DMI consolidated domestic manufacturing facilities, discontinued its low margin promotional domestic bedroom product line and committed more resources to improving its infrastructure in Asia to support its higher margin import operations.

On November 20, 2002, DMI received a letter from a financial group with no apparent ties to the furniture industry proposing to purchase all of the outstanding stock for $1.86 per share. During the preceding ten trading days, the trading price for DMI stock had ranged from $1.33 to $1.84. During the Board’s evaluation of the proposal, which it ultimately rejected as inadequate, the Board discussed whether it was appropriate to identify potential strategic buyers as a possible alternative.

The Board directed Donald D. Dreher, DMI’s Chairman, President and Chief Executive Officer, and W. Howard Armistead, a DMI director and Managing Director of the investment banking firm of Mann, Armistead & Epperson, Ltd. (“Mann Armistead”) to identify furniture companies to approach. From this list, Messrs. Dreher and Armistead identified three companies they believed would be most likely to be interested, based on responses to past inquiries by DMI, compatibility of product lines and importing operations, among other things. Mr. Armistead was not compensated beyond his regular director fees for his participation in this process. The Board then directed Messrs. Dreher and Armistead to contact the three prospects, one of which was Flexsteel Industries.

The three prospects were contacted during the first week of December 2002. Two of them signed confidentiality agreements with DMI, but only Flexsteel elected to continue discussions beyond a very preliminary stage.

After providing some financial information to Flexsteel and a series of telephone conferences with Flexsteel’s Chief Executive Officer K. Bruce Lauritsen, Messrs. Dreher and Armistead visited Flexsteel’s headquarters in Dubuque, Iowa on January 30, 2003. This was followed by a visit by Mr. Lauritsen and two Flexsteel executives to DMI’s corporate offices in Louisville and DMI’s manufacturing facilities in Indiana on March 20.

Discussions continued during April and May. DMI invited Flexsteel representatives to tour DMI’s showroom at the semi-annual furniture market in High Point, North Carolina in April, giving them the opportunity to review the range of DMI’s residential furniture products. Mr. Dreher also toured Flexsteel’s showroom and met with Mr. Lauritsen. On April 28 and 29, Mr. Lauritsen met Mr. Dreher in Louisville to review DMI’s management structure and import supply chain capabilities.

On May 14, Flexsteel and DMI signed a mutual confidentiality agreement so DMI could receive information about Flexsteel.

On June 16 and 17, Messrs. Lauritsen and Dreher met during the National Exhibit of Contract Furniture (NEOCON) Commercial Office Furniture Exhibit in Chicago, Illinois. During these meetings, Mr. Lauritsen and Mr. Dreher discussed the commercial office segment of the furniture industry and possible synergies between the two companies. Mr. Lauritsen also informed Mr. Dreher that Flexsteel was interested in exploring the acquisition of DMI, but offered no specific proposal.

In mid-July, the chief financial officer and other representatives of Flexsteel spent four days in Louisville reviewing books, records and documents of DMI and meeting with their DMI counterparts. DMI’s executive officers kept its directors informed of the ongoing discussions with Flexsteel concerning progress toward a proposal. In late July Mr. Lauritsen discussed with Mr. Dreher a tentative timetable for a transaction, including a July 29 meeting in Chicago among the senior executives of both companies.

DMI’s Board of Directors met on July 28, at which time they appointed four independent directors to a special committee to evaluate and make recommendations to the full Board with respect to any offer received from Flexsteel. The Special Committee was comprised of Thomas Levine, who served as chair, David Martin, Joseph Chalfant, and Gerald Von Deylen.

The Special Committee met the same day to discuss engaging Mann Armistead to advise the Committee as to financial issues regarding any acquisition proposal and to render a fairness opinion. The Committee members discussed at length their concerns regarding the perception that having a Mann Armistead principal as a DMI director raised a conflict of interest. The Committee also believed that Mann Armistead’s reputation and expertise in the furniture industry and specific knowledge of DMI and Flexsteel would be valuable in evaluating a strategic combination transaction. The Special Committee agreed to engage Mann Armistead, subject to Mr. Armistead’s resignation as a DMI director and the negotiation of a fee arrangement that was commercially reasonable and appropriate in the circumstances.

At the Special Committee’s July 31 meeting, Mr. Dreher reported on the meeting of the DMI and Flexsteel management teams on July 29. The Committee also reviewed the general terms of the draft merger agreement and draft tender and voting agreement received from Flexsteel’s counsel on July 30.

Mann Armistead was formally engaged and Mr. Armistead’s resignation took effect at the full Board’s August 2 meeting, at which Mr. Dreher reported that Flexsteel’s board had authorized a formal acquisition proposal for DMI, conditioned upon the results of a due diligence visit to DMI’s operations in China and obtaining a waiver or amendment of “change in control” and “change in management” default provisions in DMI’s bank loan agreement.

The Special Committee met again on August 4 to discuss with Mann Armistead various factors Committee members believed should be presented in any discussions of the price to be paid for DMI shares.

On August 5, Mr. Dreher and representatives of Mann Armistead met in Chicago with senior Flexsteel executives and representatives of Braydon Partners, advisors to Flexsteel. At the meeting, Flexsteel made an initial verbal offer to purchase all outstanding DMI shares for $3.05 per share with a termination fee of $2 million payable to Flexsteel if the transaction were terminated in certain circumstances. Representatives of Mann Armistead and Braydon Partners discussed at length Flexsteel’s willingness to pursue a transaction price at $4.00 per share, and then $3.50 per share, in each case with a substantially reduced termination fee. Flexsteel indicated each of these prices was too high. After a full day of discussions and negotiations, and consultations between Mann Armistead and the Chair of the Special Committee, Flexsteel made a revised proposal, subject to its board’s approval, to purchase all the outstanding DMI shares for $3.30 per share, with a termination fee of $1 million. Mann Armistead agreed to convey Flexsteel’s revised proposal for evaluation by the Special Committee. Mann Armistead also stated it would recommend this proposal, as would the Chair of the Special Committee, subject to review of the transaction documents.

The Special Committee met for several hours on August 6 to review and discuss the $3.30 offer price and other material terms of the Flexsteel proposal with DMI’s executives and the Committee’s financial and legal advisors. The Special Committee determined to move forward on the financial terms proposed by Flexsteel, subject to the Committee’s review of the definitive transaction agreements, and directed counsel to begin actively negotiating the definitive Agreement and Plan of Merger and related Tender and Voting Agreements. The Special Committee met on each of the next several days to review successive drafts of the transaction documents and convey its position as issues arose.

The Special Committee met in person for several hours on August 10. At this meeting Mann Armistead representatives discussed with the Committee their analysis of the financial terms of the proposed transaction with Flexsteel and reviewed the opinion they were prepared to render that the proposed purchase price was fair to DMI stockholders from a financial point of view. The Committee also reviewed the terms of the transaction documents, and confirmed with management the representations, warranties and disclosure schedules relating to DMI as part of those documents. The Committee agreed to reconvene at the close of trading the following day to have Mann Armistead reaffirm its fairness opinion and make the formal recommendation of the Committee to the full Board, assuming all open issues had been resolved by that time.

During the next two days, the parties focused on negotiating an amendment to DMI’s credit facility with DMI’s lenders and resolving open issues. The Special Committee and full DMI Board reconvened on the evening of August 12, at which time Mann Armistead issued its fairness opinion and the Special Committee formally recommended approval of the transaction. The Board of Directors then approved the transaction and recommended the Offer and Merger to DMI’s stockholders. Later that evening, after the amendment to the loan agreement was completed and signed, the parties completed and signed the definitive Merger Agreement and Tender and Voting Agreements.

Reasons for the Recommendation

The Special Committee and Board considered several factors in determining that the Offer Price is fair to DMI stockholders and recommending the Offer and the subsequent Merger. Neither the Special Committee nor the Board assigned any specific or relative weight to the factors they considered. The material factors considered by the Special Committee and the Board included the following:

•	An assessment of the current environment in the furniture industry, DMI’s financial performance, both on a historical and forward-looking basis, current debt level, Flexsteel’s ability to consummate the transaction and DMI’s strategic alternatives to an acquisition by Flexsteel, including remaining independent.

•	Historic trading prices. During the last two years, the trading price for DMI shares has ranged from a low of $1.23 to a high of $2.92 per share. The $3.30 offer price represents a 38.7% premium over the $2.38 price for the last trade before announcement of the transaction, and a substantial premium over trading prices during the past two years.

•	Trends in Importing. DMI’s growth over the last several years has principally resulted from importing products manufactured to DMI’s designs and specifications by sources in China and other nations. In recent years, other furniture manufacturers with much larger financial resources have begun to establish their own importing arrangements in China. The Directors considered how this trend might affect DMI’s competitive position in the future, as well as its impact on the number of potential strategic acquirors likely to value DMI’s importing expertise and infrastructure in the future.

•	Capital constraints. Over the last five years DMI’s strategic plan has resulted in an increase in imported products from approximately 50% of total revenue to 78% for the nine months ended May 31, 2003. The significant increase in imports has required DMI to invest significant resources in working capital, primarily inventory, due to the lengthening of the supply chain. The increases in investment in inventory and a longer cash conversion cycle associated with importing merchandise have been primarily financed through DMI’s revolving credit facilities. Although the results of operations have not been constrained to date, the Board recognized the practical limits of DMI’s growth as an independent company because of its overall indebtedness and limited financial resources. The Board also believed that DMI’s small size and limited trading market makes it impractical to raise capital through a securities offering.

•	Impact of leverage. Due to the amount of DMI’s debt that would have to be assumed or paid off by a buyer, the Board believed that a buy-out of its public stockholders by a private equity firm, an employee stock ownership plan or another party in a transaction that would require debt financing was not a realistic alternative.

•	Competitive factors. The Board considered trends in the furniture industry, including the trend among some larger companies to acquire greater control over distribution, which could pose competitive challenges in the future for smaller, less well-capitalized manufacturers such as DMI.

•	Opportunities for stockholder liquidity. DMI has a small market capitalization, and the average trading volume of its shares is small. Together with DMI’s small size relative to other furniture companies, these factors have tended to limit investor interest in DMI’s shares, reducing its price/earnings multiple relative to other public furniture companies. In particular, the Board evaluated the likelihood that future developments would improve the trading market for DMI’s stock and enhance its appeal to investors.

•	Opinion of financial advisor. The Special Committee and the Board also considered the opinion of Mann, Armistead & Epperson, Ltd. that the consideration to be paid for DMI stock in the Offer and the subsequent Merger was fair to DMI stockholders from a financial perspective.

Based on their consideration of the preceding factors, and in light of any other factors that other individual directors considered as appropriate, the Special Committee and the Board of Directors unanimously approved the Offer and the subsequent Merger and determined the Offer Price is fair to DMI stockholders.

Opinion of DMI’s Financial Advisor

Mann Armistead was retained by the Special Committee of the Board of Directors of DMI pursuant to the Engagement Letter dated August 2, 2003. Mann Armistead is a recognized investment banking firm regularly engaged in the valuation of private and public businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for estate, corporate and other purposes and acting as financial advisor in connection with other forms of strategic corporate transactions. Mann Armistead is actively involved in securities research on the furniture industry. The Special Committee selected Mann Armistead as its financial advisor because it is a nationally known investment banking firm with expertise in the furniture industry, its experience in transactions similar to the merger and because it is familiar with DMI and its business.

At the August 10, 2003 meeting of the Special Committee, Mann Armistead delivered an oral opinion to the effect that, as of that date, and subject to the assumptions, qualifications and limitations discussed, the Offer Price as defined in the Agreement and Plan of Merger was fair, from a financial point of view, to the stockholders of DMI. Mann Armistead confirmed its opinion, orally, on August 11 and 12, 2003 and has subsequently delivered to the Special Committee its written opinion dated August 12, 2003.

We have attached the full text of Mann Armistead’s written opinion as Annex B to this document and urge you to read the opinion in its entirety. This opinion sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Mann Armistead and is incorporated herein by reference. The summary of Mann Armistead’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. In reading the discussion of the fairness opinion set forth below, DMI stockholders should be aware that Mann Armistead’s opinion:

•	was provided to the Special Committee for its use and benefit;

•	did not address DMI’s underlying business purpose to effect the Merger;

•	did not constitute a recommendation to the Special Committee in connection with the Merger;

•	does not constitute a recommendation to any DMI stockholders whether to tender Shares or how to vote in connection with the Merger Agreement; and

•	was not intended to be relied upon or confer any rights or remedies upon any creditor or stockholders of DMI, or any other third party.

Although Mann Armistead evaluated the fairness, from a financial point of view, of the Offer Price to the stockholders of DMI, the terms of the Offer itself were determined by the Special Committee and Flexsteel, along with their respective advisors, through arm’s-length negotiations. Mann Armistead provided advice to the Special Committee during the course of such negotiations. The Special Committee did not provide specific instructions to, or place any limitations on, Mann Armistead with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

In arriving at its opinion, Mann Armistead, among other things:

•	reviewed the Merger Agreement;

•	reviewed the audited financial statements of DMI for the two years ended August 31, 2002;

•	reviewed the unaudited financial statements of DMI for the interim period ended June 28, 2003;

•	reviewed operating and financial information, including projections, provided to it by management of DMI relating to DMI’s respective business and prospects;

•	met with members of DMI’s senior management to discuss its operations, historical financial statements, and future prospects;

•	reviewed the historical prices and trading volume of DMI Shares;

•	reviewed publicly available financial data, stock market performance data and valuation parameters of companies that Mann Armistead deemed generally comparable to DMI;

•	reviewed the terms of recent acquisitions of companies that Mann Armistead deemed generally comparable to the Merger; and

•	conducted other studies, analyses, inquiries and investigation as it deemed appropriate.

In preparing its opinion, Mann Armistead relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information (including projections), provided by, or discussed or reviewed with, DMI or otherwise publicly available. With respect to DMI’s projected financial results, Mann Armistead assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of DMI as to the expected future performance of DMI. Mann Armistead did not assume any responsibility for the independent verification of any information or of the projections, and relied upon the assurances of the senior management of DMI that they were unaware of any facts that would make the information and projections provided to Mann Armistead incomplete or misleading.

Mann Armistead also assumed with the consent of DMI that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without the waiver of any material condition and with all necessary material consents and approvals having been obtained without any limitations, restrictions, conditions, amendments or modifications that collectively would be material to Mann Armistead’s analysis. In arriving at its opinion, Mann Armistead did not perform or obtain any independent appraisal of the assets or liabilities of DMI, nor was it furnished with any appraisals. In rendering its opinion, Mann Armistead did not solicit, and was not authorized to solicit, third party acquisition interest in DMI. Mann Armistead did consider, for reasons stated below, third-party interest solicited by the Company. Mann Armistead’s opinion is necessarily based on economic market and other conditions, and the information made available to Mann Armistead as of the date of its opinion.

The following is a brief summary of the material valuation and financial and comparative analyses considered by Mann Armistead in connection with the rendering of the Mann Armistead opinion. This summary does not purport to be a complete description of the analyses underlying the Mann Armistead opinion and is qualified in its entirety by reference to the full text of the Mann Armistead opinion.

In performing its analysis, Mann Armistead made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Mann Armistead and DMI. Any estimates contained in the analysis performed by Mann Armistead are not necessarily indicative of actual values of future results, which may be significantly more or less favorable than suggested by this analysis. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Mann Armistead’s opinion was among several factors taken into consideration by the DMI Special Committee in making its determination to approve the Merger Agreement.

The following is a summary of the material analyses performed by Mann Armistead in connection with its opinion expressed herein:

(A)	Comparable Company Analysis Mann Armistead compared certain operating, financial, market trading and valuation information for DMI to certain publicly available operating, financial, market trading and valuation information for eight selected companies, (the “Selected Companies”) which, in Mann Armistead’s judgment, were comparable to DMI for purposes of this analysis. These companies were:

• Bush Industries, Inc.	• HON Industries, Inc.
• Chromcraft Revington, Inc.	• Hooker Furniture Corp.
• Flexsteel Industries, Inc.	• La-Z-Boy, Incorporated
• Furniture Brands, Inc.	• Stanley Furniture, Inc.

Mann Armistead compared market values of, among other things, current enterprise value (equity value, plus total debt, less cash and cash equivalents) as multiples of the latest twelve months, earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT), in addition to current equity value as multiples of net income and shareholders’ equity. Based on the above described analysis, Mann Armistead determined that the Selected Companies (based on a closing stock price date of August 8, 2003) rendered on average a multiple range of 6.29 times EBITDA, 8.23 times EBIT, 12.66 times net income and 1.55 times shareholders’ equity.

When compared to the offer, Mann Armistead determined, based on DMI’s financial results for the trailing twelve months ended June 28, 2003, the offer to equate to 7.19 times EBITDA, 8.69 times EBIT, 7.56 times net income and 0.94 times shareholders’ equity. When comparing the above mentioned multiples to multiples generated from the Offer Price, the following premiums/discounts were realized:

		Selected Companies Multiple
	Offer Multiple		Premium/ Discount

EBITDA	7.19x	6.29x	14.4%
EBIT	8.69x	8.23x	5.6%
Net Income	7.56x	12.66x	-40.3%
Shareholders’ Equity	0.94x	1.55x	-39.5%

To supplement the Comparable Company Analysis, Mann Armistead performed an additional analysis, a historical ratio analysis, to review, over a historical period, the price paid for DMI stock and the resulting multiples. The purpose of this analysis was to determine if DMI’s lower net income and shareholders’ equity multiple, when compared to the Selected Companies, is a recent event or a long-term trend. To perform this analysis, Mann Armistead reviewed net income and shareholders’ equity multiples for the Selected Companies for three historical fiscal periods and generated the appropriate averages. When compared to DMI for similar periods, Mann Armistead determined DMI traded at a significant discount for each fiscal year as well as for an average of the periods, to the Selected Companies on both a net income and shareholders’ equity basis. More specifically, Mann Armistead determined DMI stock price and corresponding multiple traded at 62.8% and 67.8% discount to the three year average of the Selected Companies net income and shareholders’ equity multiples. After applying these discounts to the appropriate Selected Companies multiples, the multiples and premiums generated by the Offer Price are reflected in the following analysis:

Multiple	Current Comparable Company Multiple	3-Year Average Discount to Current Comparable Company Multiple	Discounted Comparable Company Multiple	Offer Price Multiple	Offer Price Premium to Discounted Comparable Company Multiple
Net income	12.66x	62.8%	4.71x	7.56x	60.6%
Shareholder’s equity	1.55x	67.8%	0.50x	0.94x	87.8%

(B)	Premium Analysis Mann Armistead reviewed the Offer Price of $3.30 per share and determined such offer to represent a premium based on market closing prices for DMI for the following dates noted: 62.6% as of February 7, 2003 (based on $2.03 per share), the date approximately six months before the announcement; 42.1% as of July 7, 2003 (based on $2.26 per share), the date approximately one month before the announcement; 39.8% as of August 5, 2003 (based on $2.36 per share), the date the Offer Price was determined; and 38.7% as of August 12, 2003 (based on $2.38 per share), the day before the announcement.

Using publicly available information, Mann Armistead reviewed purchase price premiums paid to acquire the stock of selected publicly held furniture companies. This analysis measured the purchase price paid by acquirors over the prevailing stock market prices of targets six months before the announcement of an offer, one month before the announcement of an offer and one day prior to the announcement of an offer. Mann Armistead determined that the premiums represented by the Offer Price over the market prices of DMI shares at the listed intervals before announcement of the Merger were greater than the purchase price premiums realized on the corresponding intervals before announcement of the comparable acquisitions.

(C)	Third Party Interest In November 2002, a principal of Mann Armistead, who served as an outside director of the Company until Mann Armistead’s engagement, together with the Chairman of the Company, was authorized to conduct a limited solicitation of parties believed to be potentially interested in considering a business combination transaction with the Company. The solicitation was authorized by the Company’s Board of Directors following the rejection of an unsolicited offer that the Board determined to be inadequate. Flexsteel and two other potential strategic buyers were contacted in this solicitation, and only Flexsteel indicated a continuing interest. Although Mann Armistead was not authorized, and did not solicit other potential acquirors, Mann Armistead did consider the events as described and discussed the results of Board authorized solicitation with the Special Committee.

(D)	Discounted Cash Flow Analysis: Using a discounted cash flow analysis, Mann Armistead estimated the net present value of the future streams of after-tax cash flow that DMI could produce as an independent company for the fiscal year ending periods 2004-2006 and a terminal multiple value was utilized to determine the residual value for the period thereafter. For this analysis, Mann Armistead considered various scenarios for the performance of the DMI common stock using (i) sales revenue, net income and cash flow projections as supplied by DMI’s senior management, (ii) a range of 7.5 times to 11.5 times earnings as the terminal value of DMI’s Shares (a range determined by using the midpoint of the Selected Companies net income multiple analysis, discounted by 25%), and (iii) a range of discount rates from 8.0% to 10.0%. The estimates and ranges used in this analysis were chosen based upon what Mann Armistead, in its judgment, considered to be appropriate taking into account, among other things, DMI’s past and current financial performance, the general level of inflation and rates of return generally required in the marketplace for companies with similar risk profiles. In addition, Mann Armistead utilized a subjective 25% discount to the Selected Companies net income multiple analysis due to the historical trends of DMI stock price and corresponding net income multiples. The net income multiples of the Selected Companies before the discount ranged from 10.0 times to 15.3 times. This analysis produced an average per share value of $2.30, indicating that the Offer Price represents a 45.5% premium.

(E)	Merger and Acquisition Analysis Mann Armistead reviewed and analyzed the publicly available financial terms of eight selected merger and acquisition transactions in the furniture industry, which, in Mann Armistead’s judgment, were reasonably comparable to the Merger, and compared the financial terms of these eight transactions to those of the Merger. The eight transactions are:

Target	Acquiror

Cort Business Services, Inc.	Wesco Financial

Knoll Furniture, Inc.	Management Buyout—Warburg Pincus

LADD Furniture, Inc.	La-Z-Boy, Inc.

Meadowcraft, Inc.	Management Buyout—Blunt Family

O’Sullivan Industries, Inc.	Management Buyout—Bruckman, Rosser & Sherill

Shelby Williams Industries, Inc.	Falcon Products, Inc.

WinsLoew Furniture, Inc.	Management Buyout—Trivest, Inc.

Brown Jordan International, Inc.	WinsLoew Furniture, Inc.

An analysis of these transactions rendered an average multiple range of 6.33 times EBITDA, 8.41 times EBIT, 12.39 times net income and 2.34 times shareholders’ equity. When comparing the above mentioned multiples to multiples generated from the Offer Price, the following premiums/discounts were realized:

	Transaction Multiple		Premium/Discount to M&A Analysis
Financial Result		M&A Comps.
EBITDA	7.19x	6.33x	13.7%
EBIT	8.69x	8.41x	3.3%
Net Income	7.56x	12.39x	-39.0%
Shareholders’ Equity	0.94x	2.34x	-59.9%

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. The opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the view of Mann Armistead, create an incomplete and misleading picture of the processes underlying the analysis considered in rendering its opinion. Mann Armistead did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Mann Armistead considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. The analyses performed by Mann Armistead, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were performed solely as part of the Mann Armistead analysis of the fairness, from a financial point of view, of the Offer Price.

Pursuant to the terms of its engagement letter with Mann Armistead, DMI has agreed to pay Mann Armistead a fee for its services, a substantial portion of which is contingent upon the consummation of the merger. In addition, DMI has agreed to reimburse Mann Armistead for all reasonable out-of-pocket expenses incurred by Mann Armistead in connection with its engagement. DMI has also agreed to indemnify Mann Armistead against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

Prior to the Special Committee’s engagement of Mann Armistead, a principal of Mann Armistead served as an outside director of DMI. This person resigned from DMI’s Board of Directors on August 2, 2003, and, through such period was compensated in a manner as described in DMI’s proxy statement dated November 8, 2002. Except as described herein, neither Mann Armistead nor any of its affiliates has performed any investment banking or other financial services for, or had any material financial relationship with, DMI during the two years preceding the date hereof.

Intent To Tender

To the best of the Company’s knowledge, all of the Key Stockholders, as well as all of the Company’s directors and executive officers, intend to tender in the Offer all of the outstanding Shares they beneficially own. The Key Stockholders have entered in Tender and Voting Agreements obligating them to so tender their Shares and to otherwise support the Merger. The Tender and Voting Agreements do not obligate the Key Stockholders to exercise their options and tender the Shares they receive upon exercise, and the Company does not expect them to exercise their options until after the Offer expires.

Item 5.    Persons/Assets Retained Employed, Compensated or Used

Mann Armistead was retained by the Special Committee pursuant to an engagement letter dated August 2, 2003 (the “Engagement Letter”), to act as its sole investment banker and financial advisor. Pursuant to the Engagement Letter, Mann Armistead agreed to render a fairness opinion to the Special Committee; a copy of the Mann Armistead opinion letter is attached hereto as Annex B.

The Company agreed to pay Mann Armistead a transaction fee of $275,000. Of this transaction fee, $25,000 was paid upon the engagement of Mann Armistead as compensation for certain financial and operational due diligence. Of the remaining $250,000, 20% was payable to Mann Armistead upon the Company entering into the Merger Agreement with Flexsteel and Purchaser, with the remaining 80% payable upon closing of the transaction with Flexsteel. The Company agreed to pay Mann Armistead an additional fee in the amount of $50,000 if Flexsteel increased a written offer to the Company. The Company also agreed to reimburse Mann Armistead for all reasonable out-of-pocket expenses (including reasonable fees of professional advisors retained with the Company’s consent) and to indemnify Mann Armistead and certain related parties against certain liabilities, including liabilities under any applicable federal or state law, relating to or arising out of Mann Armistead’s engagement.

Item 6.    Interest in Securities of the Subject Company

No transactions in the shares of Common Stock have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals

Subject Company Negotiations.

Other than as set forth in this Schedule 14D-9 or the Offer to Purchase (which is incorporated by reference herein), no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy, or (5) indebtedness or capitalization of the Company.

Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.    Additional Information

Regulatory Approvals

For information regarding governmental and regulatory approvals required to consummate the Offer and the Merger, see Section 15 of the Offer to Purchase which is incorporated by reference herein.

Rights of Dissenting Stockholders

Please see Section 12 of the Offer to Purchase, which is incorporated by reference herein.

Short Form Merger

Under Section 253 of the General Corporation Law of the State of Delaware (the “GCL”), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. As set out above in Item 3 hereto, the Offer to Purchase is conditioned on Purchaser obtaining a majority of the Shares on a fully diluted basis. If Purchaser acquires at least a majority (on a fully diluted basis), but less than 90%, of the outstanding Shares, a vote of the Company’s stockholders would be required under Section 251 of the GCL, and a longer period of time will be required to effect the Merger.

Information Statement

The Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder attached as Annex A hereto is being furnished in connection with the possible designation by Flexsteel, pursuant to Section 1.3 of the Merger Agreement, of certain persons to be appointed to the Board of the Company other than at a meeting of the Company’s stockholders.

Other Material Information

The information contained in all of the Exhibits referred to in Item 9 below is hereby incorporated by reference herein.

Item 9.    Exhibits

Exhibit No.	Description

*†(a)(1)	Offer to Purchase dated August 20, 2003.

*†(a)(2)	Letter of Transmittal.

*(a)(3)	Letter to Stockholders of the Company dated August 20, 2003.

*(a)(4)	Opinion of Mann, Armistead & Epperson, Ltd. (included as Annex B hereto and incorporated herein by reference).

†(e)(1)	Agreement and Plan of Merger dated August 12, 2003.

†(e)(2)	Form of Tender and Voting Agreement entered into by certain Key Stockholders.

†(e)(3)	Confidentiality Agreement, dated as of December 5, 2002, between DMI Furniture, Inc. and Flexsteel Industries, Inc.

†(e)(4)	Mutual Confidentiality Agreement, dated as of May 14, 2003, between DMI Furniture, Inc. and Flexsteel Industries, Inc.

**(e)(5)	The Company’s Restated Certificate of Incorporation.

(e)(6)	The Company’s Amended and Restated By-Laws (filed herewith).

***(e)(7)	Amendment of Employment Agreement and Officer Severance Agreement dated as of May 19, 1988 between Donald D. Dreher and DMI Furniture, Inc.

***(e)(8)	Amendment of Employment Agreement and Officer Severance Agreement dated as of May 19, 1988 between Joseph G. Hall and DMI Furniture, Inc.

*(e)(9)	Information Statement dated August 20, 2003 (included as Annex A hereto and incorporated herein by reference thereto).

*	Included in materials delivered to the stockholders of the Company.

†	Filed as an exhibit to the Tender Offer Statement on Schedule TO dated August 20, 2003 of Purchaser and incorporated herein by reference.

**	Incorporated by reference to Exhibit 3 to Reg. No. 333-5246.

***	Incorporated by reference to Exhibit 10 to Quarterly Report on Form 10-Q for the Company’s fiscal quarter ended November 30, 1999.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DMI FURNITURE, INC.

/s/ Donald D. Dreher

August 20, 2003	By: Donald D. Dreher, Chairman,President and Chief Executive Officer

ANNEX A

DMI FURNITURE, INC.

ONE OXMOOR PLACE

101 BULLITT LANE, SUITE 205

LOUISVILLE, KY 40222

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS

INFORMATION STATEMENT. NO PROXIES ARE BEING

SOLICITED AND YOU ARE REQUESTED NOT

TO SEND A PROXY TO THE COMPANY.

This Information Statement is being mailed on or about August 20, 2003 as part of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer (the “Offer”) by Churchill Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel”), to the holders of record of the shares of common stock, par value $.10 per share, of DMI Furniture, Inc. (the “Company”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is furnished in connection with the possible election of persons designated by Flexsteel to a majority of the seats on the Board.

The Offer is being made by Purchaser pursuant to the terms of the Agreement and Plan of Merger, dated as of August 12, 2003, by and among Flexsteel, the Purchaser and the Company. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) Flexsteel will cause the Purchaser to commence the Offer for all Shares at a purchase price of $3.30 per share, net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company. As a result of the Merger, the Company will become a direct, wholly owned subsidiary of Flexsteel.

The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Flexsteel shall be entitled to designate such number of directors (the “Flexsteel Designees”) to the Board as will give Flexsteel representation proportionate to its ownership, subject to certain conditions. The Merger Agreement requires the Company, at the request of Flexsteel, to take all action necessary to cause the Flexsteel Designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Pursuant to the Merger Agreement, Flexsteel commenced the Offer on August 20, 2003. The Offer currently is scheduled to expire at 12:00 midnight New York City time, on Wednesday, September 17, 2003, unless extended.

The information contained in this Information Statement concerning Flexsteel and Purchaser has been furnished to the Company by Flexsteel, and Purchaser, respectively, and the Company assumes no responsibility for the accuracy of completeness of such information.

General Information Regarding The Company

The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 12, 2003, the Company had 4,298,786 Shares outstanding. The Board currently consists of six members. Each director is elected annually for a one year term and holds office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal. The Company’s executive officers serve at the discretion of the Board.

Right To Designate Directors; Flexsteel Designees

The Merger Agreement provides that, if requested by Flexsteel, the Company must either take all actions necessary to promptly increase the size of the Board, secure the resignations of such number of its directors, or any combination of the foregoing, as is necessary to enable the Flexsteel Designees to be elected or designated to the Board, and will cause the Flexsteel Designees to be so elected or designated so that the total number of such directors, rounded up to the next whole number, on the Board is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by Flexsteel pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Flexsteel, Purchaser and any of their affiliates bears to the total number of Shares then outstanding (on a fully diluted basis). At such time, the Company shall, upon Flexsteel’s request, also cause persons elected or designated by Flexsteel to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company, and (iii) each committee (or similar body) of each such subsidiary board.

It is expected that the first of the Flexsteel Designees to assume office would assume office promptly following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than September 17, 2003, and that, upon assuming office, the Flexsteel Designees will thereafter constitute at least a majority of the entire Board. Notwithstanding the foregoing, after Flexsteel’s Designees are elected or appointed to the Board, at all times before the date the Merger becomes effective, the Board shall have at least two directors who are directors on the date of this Agreement and who are not officers of the Company (the “Independent Directors”). If, however, there are fewer than two Independent Directors for any reason, the remaining Independent Director, if any, will designate a person (who is not an officer or affiliate of the Company, any subsidiary of the Company, Flexsteel, or any subsidiary of Flexsteel) to fill such vacancy, if no Independent Directors remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company, any subsidiary of the Company, Flexsteel or any subsidiary of Flexsteel.

Flexsteel has advised the Company that it will choose Purchaser’s designees from the persons listed in Schedule I to the Offer to Purchase, which is incorporated by reference herein. Flexsteel has informed the Company that each of the Purchaser’s designees has consented to act as a director, if so designated.

Flexsteel has also advised the Company that, to the best of Flexsteel’s knowledge, none of its potential designees to the Board (i) is currently a director of, or holds any position with, the Company, (ii) is currently a director of a publicly traded company; (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), except as may be disclosed herein or in the Schedule 14D-9 or the Offer to Purchase.

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table presents information as of August 15, 2003, relating to the common stock beneficially owned by the Company’s directors and executive officers, and by persons known by the Company to be the beneficial owners of more than five percent of the common stock, the Company’s only class of outstanding stock.

Name & Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Donald D. Dreher One Oxmoor Place 101 Bullitt Lane Louisville, KY 40222	564,086	(2)	12.0%

Hillson Partners Limited Partnership Daniel H. Abramowitz 6900 Wisconsin Avenue Suite 501 Bethesda, MD 20815	400,092	(3)	9.3%

Wilen Management Company, Inc. 2360 West Joppa Road, Suite 226 Lutherville, MD 21093	275,231		6.4%

LBR&M Associates, L.P. David M. Martin 681 Andersen Drive Foster Plaza 6 Pittsburgh, PA 15220	241,442	(4)	5.6%

E*Capital Corporation Edward Wedbush 1000 Wilshire Blvd. Los Angeles, CA 90017	231,200		5.4%

Joseph G. Hill	100,766	(5)	2.3%

Thomas M. Levine	36,946	(6)	*

Joseph S. Chalfant	6,100	(7)	*

Gerald L. Von Deylen	—		—

Phillip J. Keller	5,000		*

All directors and executive officers as a group (7 persons)	954,340	(8)	19.8%

*	Indicates less than 1% of class.
(1)	In determining the percentage of class, shares of common stock subject to currently exercisable options are deemed outstanding for computing the percentage of class of the person holding such options but are not deemed outstanding for computing the percentage of class of any other person.
(2)	Includes exercisable stock options for 389,093 shares.
(3)	Includes exercisable stock options for 7,000 shares.
(4)	Includes 218,209 shares held by LBR&M Associates, L.P. for which Mr. Martin is general partner, exercisable stock options for 10,000 shares, and 13,233 shares held by other entities for which Mr. Martin has sole or shared voting and investment power.
(5)	Includes exercisable stock options for 98,008 shares.
(6)	Includes exercisable stock options for 8,000 shares.
(7)	Includes exercisable stock options for 6,000 shares.
(8)	Includes exercisable stock options for an aggregate of 511,101 shares.

Current Directors and Officers of the Company

The names of the current directors and executive officers, their ages as of August 19, 2003 and certain other information about them are set forth below.

Donald D. Dreher, age 53, has served as President and Chief Executive Officer of the Company since 1986 and as a director since 1980. Mr. Dreher is Past President of the American Furniture Manufacturers Association and of the American Furniture Hall of Fame. Mr. Dreher has served in various executive capacities with the Company since 1977. Before joining the Company, he was Corporate Systems Manager for Filtrol Corporation, which produces products for the mining and oil and gas industries.

Joseph G. Hill, age 53, was appointed as Executive Vice President, Operations in August 2000 and continues to serve as Secretary. Mr. Hill had served as Vice President-Finance, Chief Financial Officer, Treasurer, and Secretary of the Company since 1986, and was elected to the board of directors in September 1993. Mr. Hill has served in various executive capacities with the Company since 1984. He is Past President of the American Furniture Manufacturers Association Finance Division. Before joining the Company, Mr. Hill was employed by Meidinger, Inc., now William M. Mercer, Incorporated, a subsidiary of Marsh McLennan, Inc., a national management consulting firm, where he held the positions of Vice President, Treasurer, and Consultant.

Thomas M. Levine, age 54, has been a director since 1984. Mr. Levine is an independent management consultant. Previously, he served for more than five years as Executive Vice President of Fostin Capital Company LLC, which originated and participated in venture capital ventures and leveraged buy-outs on behalf of itself, its clients, and affiliates.

David M. Martin, age 47, has been a director since 1998. Mr. Martin is President of Foster Holdings, Inc. which manages a private investment partnership, located in Pittsburgh, Pennsylvania. Foster Holdings, Inc. holds a diversified portfolio and invests in both traditional and non-traditional investments. Mr. Martin is also the general partner of LBR&M Associates, L.P., a private investment partnership.

Joseph S. Chalfant, age 67, has been a director since 2003. He previously served as a director of the Company from 1983 to 1991. Since 1969, Mr. Chalfant has been a principal of Shaw International Corporation, a management consulting firm specializing in business valuation and corporate governance issues. Mr. Chalfant is President and founding director of the Institute for Directors & Trustees, affiliated with the Indiana University School of Business. He was founding chairman of the National Association of Corporate Directors based in Washington D.C. Mr. Chalfant has served as a corporate finance consultant with Stifel Nicolaus & Company, a management consultant with Deloitte & Touche, LLP, and as Chairman and President of Mid-Continent Corporation.

Gerald L. Von Deylen, age 60, has been a director since June 2003. Mr. Von Deylen is a Certified Public Accountant and has been an independent financial consultant for the past seven years. Previously, he spent 28 years with Arthur Andersen LLP before retiring in 1996. During most of his tenure with Arthur Andersen, Mr. Von Deylen was assigned to the Audit & Business Advisory Division. He was admitted as a partner in September 1977 and served as the Managing Partner of Arthur Andersen’s Kentucky practice from 1979 through October, 1990.

The Company’s three executive officers are Donald D. Dreher and Joseph G. Hill, each of whom is also a director, and Phillip J. Keller.

Phillip J. Keller, age 37, has served as Vice President, Finance, Chief Financial Officer and Treasurer in September 2000. From 1995 until joining DMI, Mr. Keller served as Director of Financial Services for Nice-Pak Products, Inc., a leading international manufacturer of pre-moistened wipes for the consumer products industry. Before 1995 Mr. Keller worked in various financial capacities for Fairfield Manufacturing Company, Inc., a manufacturer of high precision custom gears and planetary gear systems. Mr. Keller is a certified public accountant.

BOARD COMMITTEES AND MEETINGS

Directors are elected at annual meetings of the stockholders to terms that extend until the following annual meeting. During fiscal 2002, the board of directors met seven times. All directors attended 100% of the board and applicable committee meetings.

The Audit Committee is currently comprised of directors Chalfant, Von Deylen and Martin, each of whom is “independent,” within the meaning of the rules of the Nasdaq Stock Market. The Audit Committee met four times during fiscal 2002. The principal duties of the Audit Committee, which are set forth in its charter, include overseeing the Company’s accounting and financial reporting process, internal controls and the audits of the Company’s financial statements.

The Compensation/Stock Option Committee, currently consisting of directors Chalfant, Levine, and Martin, reviews and negotiates employment and compensation arrangements with the executive officers of the Company and administers the Company’s incentive stock compensation plans for employees. It met twice during fiscal 2002.

In October 2002, the board of directors established a Nominating Committee, comprised entirely of directors who are “independent” within the meaning of the rules of the Nasdaq Stock Market, with authority to select nominees for election as directors. Directors Chalfant, Levine and Martin are the current members of the Nominating Committee, which met for the first time in October 2002.

Stockholder Nomination Procedures

Section 2.11 of the Company’s bylaws sets forth the procedures by which stockholders may nominate candidates for election to the board of directors. To nominate a candidate, a stockholder must deliver written notice to the Company’s principal executive offices not fewer than 60 days, nor more than 90 days, before the scheduled date of a meeting. If, however, stockholders receive fewer than 70 days notice or prior public disclosure of the date of the meeting, the stockholder’s notice will be timely if delivered to the Company’s offices not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the stockholder’s meeting was mailed or the day on which the date of the meeting was publicly disclosed.

To nominate a candidate, a stockholder’s notice must set forth the following information.

(1)	as to each person whom the stockholder proposes to nominate for election or reelection as a director:

•	the person’s name, age, business address and residence address;

•	the person’s principal occupation or employment;

•	the class and number of shares of the Company beneficially owned by the person on the date of the stockholder’s notice, and

•	any other information about the person that would be required to be disclosed in a proxy statement for the election of directors under federal securities laws, including the person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

(2)	as to the stockholder giving the notice:

•	the name and address, as they appear on the Company’s books, of the nominating stockholder and any other stockholders known by the nominating stockholder to be supporting the nominees, and

•	the class and number of shares of the Company beneficially owned on the date of the notice by the nominating stockholder and by any other stockholders known by the nominating stockholder to be supporting the nominees.

REPORT OF THE AUDIT COMMITTEE

The responsibilities of the Audit Committee, which are set forth in its charter, include overseeing the Company’s accounting and financial reporting process, internal controls, and the audits of the Company’s financial statements. To perform this function, the Audit Committee meets periodically with the Company’s independent auditors and management to review and evaluate the Company’s accounting, auditing, internal controls, and financial reporting. The Company’s management is principally responsible for the preparation and integrity of the financial reporting information and related systems of internal controls, subject to Audit Committee review and oversight. The Audit Committee, in carrying out its role, relies on the Company’s senior management, including senior financial management, and its independent auditors.

We have reviewed and discussed with senior management the Company’s audited financial statements included in its Annual Report on Form 10-K for the 2002 fiscal year. Management has confirmed to us that those financial statements (i) have been prepared with integrity and objectivity and (ii) have been prepared in conformity with accounting principles generally accepted in the United States of America.

We have discussed with Deloitte & Touche, LLP, our independent auditors, the matters required under Statement of Accounting Standard Number 61 “Communications with Audit Committee” (SAS 61). SAS 61 requires our independent auditors to provide us with additional information regarding the scope and results of their audit of the Company’s financial statements with respect to (i) their responsibility under auditing standards generally accepted in the United States of America, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit.

We have received from Deloitte & Touche, LLP a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between Deloitte & Touche, LLP and the Company that in its professional judgment may reasonably be thought to bear on independence.

Deloitte & Touche, LLP has discussed its independence with us and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws. We have advised the Board of Directors that the Committee has determined that the non-audit services rendered by the Company’s independent auditors during the most recent fiscal year, consisting mainly of tax assistance and pension plan audits, are compatible with maintaining the independence of the auditors.

Based on the review and discussions described above with respect to the audited financial statements for the Company’s 2002 fiscal year, we have recommended to the Board of Directors that those financial statements be included in the Company’s Annual Report on Form 10-K.

As stated in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits. That is the responsibility of the Company’s independent auditors. In giving our recommendation to the Board of Directors, we have relied on (i) management’s representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and (ii) the report of the Company’s independent auditors with respect to such financial statements.

AUDIT COMMITTEE

W. Howard Armistead, Chairman

Daniel H. Abramowitz

David M. Martin

Note:  Mr. Armistead resigned as a director on August 2, 2003. Mr. Abramowitz chose not to be nominated for election as a director at DMI’s December 2002 annual meeting of stockholders.

REPORT OF THE COMPENSATION/STOCK OPTION COMMITTEE

The duties of the Compensation/Stock Option Committee of the Board of Directors are to:

•	Review and determine the total compensation of the executive officers and other key employees; and

•	Administer the stock-related employee plans.

The Committee is currently comprised of three independent non-employee directors who are not eligible to participate in any of the Company’s compensation programs for its executive officers.

Compensation Philosophy

The executive compensation policy is designed to motivate executive officers and key employees to achieve the Company’s long-term strategic objectives and to align the interests of executive officers and key employees with the long-term interests of the stockholders. The intent of the policy is to pay for performance so that each executive’s total compensation relates directly to the Company’s performance. In establishing compensation policies, the Committee considers the responsibilities of executive officers for setting the Company’s overall strategic policies and the Company’s success in keeping pace with innovations in manufacturing, distribution and marketing as the furniture industry rapidly evolves into an increasingly global industry.

During the 2002 fiscal year, the residential and commercial furniture industry experienced double digit declines in sales growth rates. In addition, DMI sales for the 2002 fiscal year were negatively impacted by the discontinuance of the promotional bedroom division. The promotional bedroom division sales comprised 8% of sales in the 2001 fiscal year. Despite these factors, sales decreased by only 5% for the fiscal year ended August 31, 2002 over the prior year. This is a result of management’s understanding of the industry and ability to react to changes in the industry. This represents the sixteenth year of continuous profitability despite the difficult environment in the industry.

The Company’s strategic ongoing focus is the transformation from a domestic manufacturer to a global manufacturing, distribution and marketing company. The furniture industry is changing very rapidly and management is emphasizing the importance of continuing the strategic process in the following areas:

•	Continue to improve the business model for each operating division focusing on the markets they serve and distribution channels.

•	An ongoing effort to expand the global sourcing of products by managing the supply chain and the quality of products.

•	Further develop the warehousing and logistics systems to improve order fulfillment and inventory management.

•	Increase the marketing and visibility of the divisions and products.

The focus on these strategic initiatives had a positive impact on sales and earnings. In addition, inventory and debt levels as of August 31, 2002 were lower than the prior year.

Compensation

Executive compensation consists of three components: base salary, bonuses and long-term incentive compensation. The overall structure of the compensation packages for Donald D. Dreher and Joseph G. Hill are set forth in their employment agreements with the Company, generally for a multi-year term. During fiscal 2002, the Company extended Mr. Dreher’s contract through August 31, 2004 and Mr. Hill’s contract through September 1, 2003. See “Executive Compensation—Employment Agreements.”

Base Salaries

In determining base salaries for executive officers, the Committee reviews the Company’s sales, results of operations and asset utilization for the fiscal year, general furniture industry conditions, changes in the cost of living, and an overall evaluation of the executive’s responsibilities and performance. For executive officers other than the Chief Executive Officer, the Committee generally reviews the salary recommended by the Chief Executive Officer. Based on this subjective evaluation, the Committee determines whether to make changes in each executive officer’s base salary for the upcoming year. Annual increases in base salary during fiscal 2002 averaged 3%.

Bonuses

Each of the three executive officers can earn an annual bonus based on the Company’s achievement of specific performance criteria, including net income targets. Each executive officer has an individual bonus formula in which the bonus increases upon attainment of progressively higher performance goals, subject to minimum and maximum thresholds, creating a consistent incentive for the executive to maximize corporate performance. The cash bonuses earned by the executive officers represented approximately 14% of the Company’s adjusted pre-tax income for fiscal 2002.

In 2002, the Compensation Committee established a discretionary bonus pool for the Company’s three executive officers for fiscal years 2002, 2003 and 2004. An executive officer can be considered for a discretionary bonus only for a fiscal year in which he would not otherwise be entitled to receive a bonus payment under his employment agreement or arrangement with the Company. The Compensation Committee has the discretion to pay a total of up to $85,000 per year in bonuses to the executive officers based on the Committee’s evaluation of the following criteria:

•	Implementation of strategies contained in the Company’s long range plan;

•	Operational improvements, such as margin improvements;

•	Improvements in the commercial desk business;

•	Significant new customers; and

•	Increases in shareholder value.

Mr. Dreher is eligible during all three fiscal years; Messrs. Hill and Keller are eligible during fiscal 2002 and 2003. No discretionary bonuses were paid during fiscal 2002.

Long-term Incentive Compensation

The Company’s primary incentive for long-term performance has been stock options granted under its employee stock incentive plans. The Committee believes that stock options are an excellent means of aligning the interests of its key employees with those of shareholders by providing awards intended to reward option recipients for the Company’s long-term growth. The Committee did not award options to its executive officers or its employees for fiscal 2002. The Company’s 1993 Long-Term Incentive Stock Plan for Employees also gives the Compensation Committee flexibility to structure other forms of stock-based incentive compensation.

CEO Compensation

Mr. Dreher’s employment contract was extended during the fiscal year and his base salary remained the same at $295,000. The terms of his bonus arrangement contained in the extension of his employment agreement increased the threshold for adjusted pre-tax income by 5% during each year of the contract. The Committee felt that extending his contract with the bonus compensation tied to increasing profitability will help to create value in the future.

For fiscal 2002 and 2001, Mr. Dreher earned cash bonuses equal to 12% and 13% of the Company’s adjusted pre-tax income under the formula in his employment agreement. The Company’s adjusted pre-tax income decreased by 21% in fiscal 2002 compared with fiscal 2001 and by 48% in fiscal 2001 from fiscal 2000. Mr. Dreher’s cash bonus in 2002 represents a 26% decrease from the cash bonus earned in fiscal 2001, and his cash bonus in fiscal 2001 represents a 64% decrease from the value of the combined cash and stock bonus earned in fiscal 2000.

Mr. Dreher did not receive an equity-based compensation award for fiscal 2001 because the Committee felt his 13.1% beneficial ownership interest from grants under prior employment arrangements provides a sufficient long-term incentive and meets the objectives of the equity component of the Company’s overall compensation plan. See “Executive Compensation—Employment Agreements.”

COMPENSATION/STOCK OPTION COMMITTEE

David M. Martin, Chair

Daniel H. Abramowitz

W. Howard Armistead

Thomas M. Levine

Note:  Mr. Armistead resigned as a director on August 2, 2003. Mr. Abramowitz chose not to be nominated for election as a director at DMI’s December 2002 annual meeting of stockholders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the individuals who served as members of the Compensation Committee during fiscal 2002 was or has been an officer or employee of the Company or engaged in transactions with the Company (other than in his capacity as director. None of the Company’s executive officers serves as a director or member of the compensation committee or another entity, one of whose executive officers serves as a member of the Compensation Committee or a director of the Company.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company for the last three fiscal years to the Company’s Chief Executive Officer and the most highly compensated executive officers who received total annual salary and bonus of more than $100,000 during fiscal 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/SARS	All Other Compensation
			(1)	(2)	(#)	(3)

Donald D. Dreher President and Chief Executive Officer	2002 2001 2000	$295,000 295,000 285,070	$220,100 296,605 821,233	$-0- -0- -0-	-0- -0- -0-	$2,187 3,789 3,381

Joseph G. Hill Executive Vice President, Operations and Secretary	2002 2001 2000	$200,000 190,000 175,000	$27,000 37,000 103,500	$-0- -0- -0-	-0- -0- -0-	$2,307 3,388 3,438

Phillip J. Keller (4) Vice President, Finance; Chief Financial Officer and Treasurer	2002 2001	$115,000 108,000	$6,875 9,250	$-0- -0-	-0- -0-	$2,485 1,713

(1)	The following table shows the cash and stock bonuses paid to the named executive officers for each year under the terms of their employment agreements. See “Executive Compensation—Employment agreements.”

	Fiscal Year	Cash Bonus	Stock Bonus		Total
			Number of Shares	Value at Grant

Mr. Dreher	2002	$220,100	-0-	$-0-	$220,100
	2001	296,605	-0-	-0-	296,605
	2000	515,526	122,282	305,707	821,233

Mr. Hill	2002	$27,500	-0-	$-0-	$27,500
	2001	37,000	-0-	-0-	37,000
	2000	103,500	-0-		103,500

Mr. Keller	2002	$6,875	-0-	$-0-	$6,875
	2001	9,250	-0-	-0-	9,250

(2)	Certain perquisites provided to each of the named executive officers totaled less than 10 percent of each officer’s total salary and bonus.

(3)	All amounts represent the Company’s contributions to its defined contribution plan.

(4)	Mr. Keller joined the Company in September 2000.

Stock Option Grants

No stock options were awarded to the Chief Executive Officer and the other named executive officers during the last three fiscal years.

The following table sets forth certain information regarding options exercised by the Chief Executive Officer and the named executive officers during fiscal 2002 and unexercised stock options held by them as of August 31, 2002.

Aggregated Option Exercises in Fiscal 2002 and Year-End Stock Option Values

Name	Shares Acquired On Exercise #	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at 8/31/2002 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at 8/31/2002 Exercisable/Unexercisable(1)

Donald D. Dreher	-0-	$-0-	445,093/-0-	$95,231/$0

Joseph G. Hill	-0-	-0-	157,968/-0-	$41,819/$0

Phillip J. Keller	-0-	-0-	-0-	-0-

(1)	Market value of underlying securities at year-end, minus the exercise or base price.

Employment Agreements

The Company currently has employment agreements with Messrs. Dreher and Hill. The employment agreements generally have two-year terms and may be extended by the board of directors. The employment agreements provide for base salary, a bonus related to the Company’s performance (as more fully described below), certain perquisites, and other benefits generally available to the Company’s employees. If the executive officer’s employment with the Company terminates for any reason other than expiration of the employment agreement, death, illness or disability, for cause (as defined), or voluntary cessation by the officer, the employment agreement entitles the officer to the balance of his base salary plus a pro rata portion of the cash bonus the officer would have earned during the year of termination. The employment agreements also contain a noncompetition covenant for one year if employment terminates for any of the reasons listed in the preceding sentence.

Mr. Dreher’s employment agreement expires August 31, 2004 and provides for a minimum annual salary of $295,000, which will be reviewed annually. For fiscal 2002, Mr. Dreher earned an annual cash bonus of $220,100 under a formula based on the Company’s adjusted net pre-tax income. “Adjusted net pre-tax income” means the Company’s pre-tax income stated in its audited financial statements, excluding (a) dividends on preferred stock, (b) interest expense incurred to finance redemption payments to holders of preferred stock, (c) gains or losses from the sale, conversion or disposition of capital assets, (d) reserves for the permanent closure of an operation, (e) gains or losses resulting from non-operational litigation, and (f) charges or credits resulting from the adoption of a change in accounting principle. For fiscal 2002, the cash bonus became payable to Mr. Dreher only if the Company’s adjusted net pre-tax income totaled at least $903,000. The percentage ranges from 10% if the Company’s adjusted net pre-tax income totals at least $903,000 to 20% if the Company’s adjusted net pre-tax income totals $5,419,000 or more, with a maximum bonus of $1,100,000. The minimum adjusted net pre-tax income that qualifies for a bonus increases to $951,500 for fiscal 2003 and to $1,000,000 for fiscal 2004.

For fiscal 2000, Mr. Dreher earned a stock bonus of 122,282 shares or $305,707. The stock bonus was discontinued for subsequent fiscal years. Mr. Dreher is eligible to receive awards of options or other stock-based incentive compensation at the discretion of the Committee.

Mr. Hill’s employment agreement expires on September 1, 2003. It provides for a minimum salary of $200,000 for fiscal 2002 and $225,000 for fiscal 2003. For both fiscal 2002 and 2003, Mr. Hill can earn an annual cash bonus of up to $140,000 based on the Company’s attainment of specified adjusted net pre-tax income, return on assets, and revenue growth targets.

Severance Agreements

The Company has entered into severance agreements with Donald D. Dreher and Joseph G. Hill to provide an additional incentive for Messrs. Dreher and Hill to remain in the employ of the Company in the event or possibility of a change in control of the Company. These severance agreements were not entered into because of any belief by management that a change in control of the Company was imminent.

The initial three-year term of the severance agreements began January 1, 1988 and automatically renews for additional three-year periods unless the Company gives notice not later than September 30th of the year preceding expiration that it does not wish to extend the severance agreement. The severance agreements have been automatically renewed through December 31, 2005.

The severance agreements provide for the payment of compensation to the covered executives (a) upon the termination of the executive’s employment other than for cause after a change in control of the Company, as defined in the severance agreement, occurs; (b) if a change in control of the Company occurs within nine months after such termination; or (c) if the executive terminates his employment after the 60-day period immediately following a change in control.

Compensation to be paid under the severance agreements includes (a) the unpaid balance of the executive’s base salary through the date of termination; (b) an amount equal to three times the executive’s annual base salary (present valued to a lump sum) plus the most recent cash bonus paid to the executive; and (c) all legal fees and expenses incurred by the executive resulting from termination. However, the amount of compensation to be paid under the Severance Agreement will be reduced, if necessary, to $1.00 below the amount of benefits that the Company can properly deduct under Section 280G(a) of the Internal Revenue Code. If the executive dies or terminates his own employment for any reason within the 60-day period immediately following a change in control, the Company will pay the executive his full base salary through the date of termination plus all other compensation to which he is entitled under any plan, agreement or arrangement of the Company, and the Company will have no further obligations to the executive under the severance agreement. The executives will not be required to seek other employment, and compensation will not be reduced by any income received from other sources.

Compensation of Directors

The Company’s nonemployee directors receive a retainer of $1,500 per month plus $1,350 for each board meeting attended. In addition, nonemployee directors who attend an Audit or Compensation/ Stock Option Committee meeting receive $200 per meeting, and each committee chairman receives an additional $200 per meeting. Nonemployee members of the Long Range Planning Committee receive $850 per meeting attended. All directors were reimbursed for travel expenses to attend board or committee meetings.

In addition to the director retainer and meeting attendance fees, Mr. Levine receives $10,000 per quarter, plus reimbursement for out-of-pocket expenses, for providing consulting services to the Company in connection with long-term planning and strategic initiatives.

Under the Company’s Compensation and Deferral Plan for Outside Directors, a minimum of one-third of the total monthly retainer for the year (or more at the director’s option) is paid at the end of the fiscal year in the form of shares of common stock, valued at the closing bid price for the common stock on the last trading day of the fiscal year. For fiscal 2002, the stock portion of the monthly retainer was valued at $1.79 per share. Messrs. Levine, Martin, Abramowitz and Armistead each received 3,352 shares. The Merger Agreement provides that the stock portion of the monthly retainer for fiscal 2003 will be paid in cash.

For their services on the Special Committee appointed to evaluate the Offer, Messrs. Chalfant, Martin and Von Deylen will receive a special retainer of $10,000 each, and Mr. Levine, the Committee Chair, will receive a special retainer of $15,000.

Under the Company’s stock option plan for independent directors, each nonemployee director automatically received an option for 1,000 shares on the March 15th next following initial election and an option for 1,000 shares on the March 15 following election in each subsequent year. Nonemployee directors in office on May 5, 1987 received an initial option for 5,000 shares plus 1,000 shares for each year in office before 1987. The board of directors had no discretion with respect to awards under the Program.

All options granted under the director option program have an exercise price equal to the closing bid price for the common stock on the Nasdaq SmallCap Market on the date of the grant of the options. The exercise price for the options granted on March 15, 2003, was $1.78 per share. Options become exercisable with respect to one-half of the shares on the first anniversary of the grant and fully exercisable on the second anniversary of the grant.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership of the common stock with the Securities and Exchange Commission. These reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms received or written representations from its reporting persons, the Company believes that during fiscal 2002, all of the reporting persons complied with all applicable filing requirements.

COMMON STOCK PERFORMANCE

The following graph illustrates the cumulative total return to stockholders for the five-year period ended August 31, 2002 for the Company’s common stock, the Nasdaq Stock Market (U.S.) Index, and a peer group of six comparable furniture manufacturers.

	Cumulative Total Return
	8/97	8/98	8/99	8/00	8/01	8/02

DMI FURNITURE, INC.	100.00	96.84	77.90	86.33	49.18	60.30

NASDAQ STOCK MARKET-US	100.00	94.49	175.55	268.23	114.72	84.15

PEER GROUP	100.00	118.42	127.85	102.78	108.24	135.05

The graph above assumes $100 was invested on August 31, 1997 in the Company’s common stock, the Nasdaq Stock Market (U.S.) Index and the stock of the peer group companies (on a market-capitalization-weighted basis), and assumes reinvestment of dividends. Figures shown are for years ended August 31. The peer group companies are Bassett Furniture Industries, Inc., Bush Industries, Inc., Chromcraft Revington, Inc., La-Z-Boy Inc., Rowe Companies, and Stanley Furniture, Inc.

MANN, ARMISTEAD & EPPERSON, LTD.

INVESTMENT BANKERS and ADVISORS

August 12, 2003

Special Committee of the Board of Directors

DMI Furniture, Inc.

101 Bullitt Lane

Louisville, Kentucky 40222

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of DMI Furniture, Inc. (the “Company”) of the consideration to be received in the transactions contemplated by the Agreement and Plan of Merger dated August 12, 2003 (the “Agreement”) by and among Flexsteel Industries, Inc. (“Flexsteel”), a wholly owned subsidiary of Flexsteel (“Purchaser”) and the Company. The Agreement provides that (i) Flexsteel and Purchaser will make a Tender Offer to purchase all of the issued and outstanding common shares of the Company for $3.30 per share, net to the seller in cash (the “Offer Price”), subject to the condition that at least a majority of the Company’s common shares (on a fully diluted basis) is tendered; and (ii) each common share not purchased by Purchaser in the Tender Offer will be converted into the right to receive the Offer Price in cash in a subsequent merger of Purchaser into the Company (the “Merger”).

In arriving at our opinion, we, among other things: (i) reviewed the Agreement; (ii) met with directors, officers and certain members of management of the Company to discuss the respective business, financial condition, operating results and future prospects for the Company; (iii) reviewed the Company’s annual reports to shareholders for the fiscal years ended 1998 through 2002 and the Annual Reports on Form 10-K and related financial information for the fiscal year ended 2002; (iv) reviewed the Company’s quarterly reports on Form  10-Q for the quarterly periods ended November 30, 2002, March 1, 2003 and May 31, 2003; (v) reviewed management prepared projected financial information for the fiscal years ending 2003 through 2006; (vi) reviewed certain publicly available information with respect to historical market prices and trading activities for the Company’s common stock and for certain publicly traded furniture companies which we deemed relevant; and (vii) reviewed certain other merger and acquisition transactions in the furniture industry which we deemed relevant.

In addition to reviewing the above data, a principal of Mann, Armistead & Epperson, Ltd. who served as an outside director of the Company until the time of our engagement, together with the Chairman of the Company, was authorized in November 2002 to conduct a limited solicitation of parties believed to be potentially interested in considering a business combination transaction with the Company. The solicitation was authorized by the Company’s Board of Directors following the rejection of an unsolicited offer that the Board determined to be inadequate. Flexsteel and two other potential strategic buyers were contacted in this solicitation and only Flexsteel indicated an interest.

Representatives of Mann, Armistead & Epperson, Ltd. also participated in certain discussions and negotiations among representatives of Flexsteel, Purchaser and the Company.

In rendering this opinion, we have relied upon the accuracy and completeness of all financial and other information furnished to us by, or on behalf of, the Company and other information that we considered in our review and we have not assumed any responsibility for independent verification of such information. We have relied upon the Company’s management as to the reasonableness and achievability of its financial and operational forecasts and projections, and the assumptions and bases thereof and assumed that such forecasts and

119 SHOCKOE SLIP, RICHMOND, VA 23219 (804)644-1200 FAX (804)644-1226

Special Committee of the Board of Directors

DMI Furniture, Inc.

August 12, 2003

projections reflect the best currently available estimates and judgments of the Company’s management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated. Our opinion herein is based on the circumstances existing and known to us as of the date hereof. We did not undertake any independent valuation or appraisal of the real estate owned by the Company, nor were we furnished with any such evaluations or appraisals. Consequently, we do not express any opinion regarding the value of any of the Company’s specific individual assets. We have relied as to certain legal matters on advice from counsel to the Board of Directors of the Company.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Although subsequent developments may affect this opinion, we do not have any obligation to update or revise this opinion.

Mann, Armistead & Epperson, Ltd., as part of its investment banking services, is regularly engaged in the valuation of private and public businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for estate, corporate and other purposes, and acting as financial advisor in connection with other forms of strategic corporate transactions. Pursuant to our engagement in connection with this fairness opinion, we will receive a fee for our services in rendering said opinion, a substantial portion of which is contingent upon the consummation of the Merger. We are familiar with the Company having performed certain valuations in connection with the Company’s long range strategic planning process and having one of our principals previously serve on the Board of Directors of the Company.

The opinion expressed herein is provided for the benefit of the Special Committee of the Board of Directors of the Company and the opinion, and any supporting analyses or other material supplied by us may not be quoted, referred to, or used in any public filing or in any written document or for any other purpose without the prior written approval of Mann, Armistead & Epperson, Ltd. Mann, Armistead & Epperson, Ltd. consents to the use of this opinion in its entirety in any tender offer or proxy statement or other communication from DMI Furniture, Inc. to its shareholders.

Based upon the foregoing considerations, it is our opinion that as of August 12, 2003 the Offer Price to be received by the stockholders of the Company in the Tender Offer and the Merger in accordance with the Agreement is fair, from a financial point of view, to the stockholders of the Company.

Truly yours,

MANN, ARMISTEAD & EPPERSON, LTD.